Mail Stop 3720

February 10, 2006

Craig Hodgkins
Marine Growth Ventures, Inc.
405-A Atlantis Road
Cape Canaveral, Florida 32920

> **Re:** **Marine Growth Ventures, Inc.**
> **Amendment No. 2 on Form SB-2**
> **File No. 333-128077**
> **Filed January 27, 2006**

Dear Mr. Hopkins:

We have reviewed your amended filing and your response letter dated January 27, 2006, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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General

1. We note that on page 12 of your SB-2/A you state that "In order to be able to provide crewmembers, we maintain relationships with employment agencies in . . . Cuba . . . ." In light of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets

Control, please describe for us the extent and nature of your past, current, and anticipated contacts with Cuba; advise us of the materiality to you of your contacts with Cuba; and advise us of your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies operating in Cuba.

Financial Statements – December 31, 2004

2. Refer to your response to comment 14 and our letter dated February 7, 2006. Please provide the audited financial statements required by Rule 310 of Regulation S-B for Sophlex in an amended filing.

3. Please expand the disclosure in Note D on page F-8 to describe the terms of the Promissory Note between Marine Growth Finance, Inc., your wholly-owned consolidated subsidiary, and King Crown International Co., Ltd. dated October 21, 2004, including the full amount of the note (i.e. $2.0 million) and any commitment to fully fund the note in future periods. Revise the disclosure in Notes D and K to include information disclosed on page 8 of the Form SB-2 that clearly explains the nature of the note, advances and commitments underlying the promissory note.

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Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Craig Hodgkins
Marine Growth Ventures, Inc.
February 10, 2006
Page 3

You may contact Claire DeLabar at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, or me at (202) 551-3350 with any other questions.

Sincerely,

Assistant Director
Larry Spirgel

cc: By facsimile to (212) 930-9725 and U.S. mail
Yoel Goldfeder, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, NY 10018